

February 8, 2011

Xie Le Shan
President and Principal Executive Officer
China Transportation Acquisition Corp.
9 Division Street, Apt 201
New York, NY 10002

**Re:     China Transportation Acquisition Corp.**
**Registration Statement on Form 10-12G**
**Filed July 29, 2010**
**File No. 000-54053**

Dear Mr. Xie Le Shan:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): David N. Feldman, Esq.